FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding staff representative supervisors of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on June 18, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

STAFF REPRESENTATIVE SUPERVISORS

Upon election by the staff of Huaneng Power International, Inc. (the “Company”), Ms. Zhang Xiaojun and Mr. Xu Jianping have been elected as the staff representative supervisors of the Tenth Session of the Supervisory Committee of the Company, and the appointment takes effect on 16 June 2020.

Biographies of Ms. Zhang Xiaojun and Mr. Xu Jianping are set out below:

Ms. ZHANG Xiaojun, aged 54, is currently a Supervisor and a director of the Discipline Inspection and Audit Department of the Company. She previously served as the deputy chief and chief of Institute Finance Office of Administration Department, deputy manager of the Administration Department and vice chairman of the Labour Union of the Company. Ms. Zhang graduated from the Party School of the Central Committee of CPC with a degree majoring in economic management. She is an accountant.

Save the work relationship disclosed in the qualifications above, Ms. Zhang does not have any other connections and relationships with the Company, its controlling shareholders or de facto controllers. Nor has Ms. Zhang been subject to any punishment by China Securities Regulatory Commission (“CSRC”) or other related departments, or reprimand by any stock exchanges. Ms. Zhang does not hold any shares of the Company.

Ms. Zhang is re-elected by the staff of the Company as the Supervisor for a term of three years. Ms. Zhang will not receive any supervisor’s fees. According to the articles of the Company, the appointment does not require approval from general meeting. Ms. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”).

In addition, there is no other information in relation to Ms. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing

Rules”) nor is she involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Mr. XU Jianping, aged 52, is currently a director of the Party Work Department (Human Resources Department) of the Company. He previously served as the deputy chief and chief in Staff Division of the Human Resources Department of the Company, deputy manager, manager and director of the Human Resources Department of the Company. He graduated from Huazhong University of Science and Technology, majoring in thermal power engineering, and obtained a Master’s degree in Economics in Finance from Zhongnan University of Economics and Law. He is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Xu does not have any other connections and relationships with the Company, its controlling shareholders or de facto controllers. Nor has Mr. Xu been subject to any punishment by the CSRC or other related departments, or reprimand by any stock exchanges. Mr. Xu does not hold any shares of the Company.

Mr. Xu is elected by the staff of the Company as the Supervisor for a term of three years. Mr. Xu will not receive any supervisor’s fees. According to the articles of the Company, the appointment does not require approval from general meeting. Mr. Xu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Xu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

From June 16, 2020, Mr. Zhang Xiancheng ceased to be the staff representative Supervisor of the Company. To the knowledge and belief of the Directors after making all reasonable enquiry regarding the retirement of Mr. Zhang Xiancheng as the staff representative Supervisor of the Company, there is no disagreement between Mr. Zhang Xiancheng and the Supervisory Committee of the Company, and there is no matter that needs to be brought to the attention of the shareholders.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
18 June 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     June 18, 2020